[redacted]

10028479

UNITED STATES
[...]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BP 3/6

OMB APPROVAL	
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[...]UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLean Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Westpark Dr., Ste. A320
(No. and Street)

McLean | VA | 22102
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Smith (703) 821-0233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cocke, Szpanka & Taylor, CPAs, PC
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Dr., Reston, VA 20191
(Address) (City) (State) (Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/11

OATH OR AFFIRMATION

I, Andy Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mcloon Securities, as of 12/31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Tara C. Koeger
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #7240659
My Commission Expires
September 30, 2013

Tara C. Koeger
Notary Public

[signature]
Signature

Member 2/26/10
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

February 19, 2010

To the Members
McLean Securities, LLC
7900 Westpark Dr Ste A320
McLean, VA 22102

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by McLean Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). McLean Securities, LLC's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, which consisted of the check stubs to SIPC and general ledger entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, which consisted of management's revenue and deduction calculations, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, which was management's revenue and expense calculations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cocke, Szpanka & Taylor, CPAs, PC

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

SCHEDULE OF ASSESSMENT AND PAYMENTS

MCLEAN SECURITIES, LLC

December 31, 2009

Assessment - SIPC-7T-Amended	$ 5,375.24
Payment applied (ck #7918)	(150.00)
Payment applied (ck #8509)	(2,590.94)
Payment applied (ck #8850)	(6,589.63)
OVERPAYMENT CARRIED FORWARD	$(3,955.33)

Cocke, Szpanka & Taylor, CPAs, PC verified that payments were made to SIPC for the 2009 assessment.

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

February 19, 2010

Mr. Dennis Roberts
McLean Securities, LLC
7900 Westpark Drive, Suite A320
McLean, VA 22102

We have audited the financial statements of McLean Securities, LLC as of and for the year ended December 31, 2009, and have issued our report thereon dated February 19, 2010. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated January 8, 2010, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by McLean Securities, LLC are described in Note A to the financial statements. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred. During the year ended December 31, 2009, the Company adopted accounting pronouncements: (1) SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, as described in Note A to the financial statements; (2) Statement of Financial Accounting Standard ASC Topic 740, *Income Taxes*, as described in Note B; (3) Statement of Financial Accounting Standard ASC 820-10, *Fair Value Measurements and Disclosures*, as described in Note F; and (4) ASC Topic 855, *Subsequent Events, as described in Note G.*

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There are no significant estimates affecting the financial statements.

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. There were no known corrected or uncorrected misstatements.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 19, 2010.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Organization's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

Cocke, Szpanka & Taylor, CPAs, PC

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

MCLEAN SECURITIES, LLC

Mclean, Virginia

December 31, 2009 and 2008

CONTENTS

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying statements of financial condition of McLean Securities, LLC as of December 31, 2009 and 2008, and the related statements of income, members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLean Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Cocke, Szpanka & Taylor, CPAs, PC

February 19, 2010

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

STATEMENTS OF FINANCIAL CONDITION

MCLEAN SECURITIES, LLC

	December 31, 2009	December 31, 2009
ASSETS		
CURRENT ASSETS		
Cash	$ 8,327	$ 8,333
LIABILITIES AND MEMBERS' EQUITY		
MEMBERS' EQUITY	$ 8,327	$ 8,333
	$ 8,327	$ 8,333

See notes to financial statements.

STATEMENTS OF INCOME

MCLEAN SECURITIES, LLC

		Year Ended December 31, 2009	2008
INCOME		$ 3,732,229	$ 2,000,066
EXPENSES			
Commission expense		2,302,756	1,007,725
Referral fees		113,200	0
Miscellaneous		0	60
	TOTAL EXPENSES	2,415,956	1,007,785
	NET INCOME	$ 1,316,273	$ 992,281

See notes to financial statements.

STATEMENTS OF MEMBERS' EQUITY

MCLEAN SECURITIES, LLC

BALANCE, DECEMBER 31, 2007	$ 8,144
Net income	992,281
Contributions	0
Withdrawals	(992,092)
BALANCE, DECEMBER 31, 2008	8,333
Net income	1,316,273
Contributions	0
Withdrawals	(1,316,279)
BALANCE, DECEMBER 31, 2009	$ 8,327

See notes to financial statements.

STATEMENTS OF CASH FLOWS

MCLEAN SECURITIES, LLC

	Year Ended December 31, 2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,316,273	$ 992,281
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,316,273	992,281
CASH FLOWS FROM FINANCING ACTIVITIES		
Withdrawals of equity	(1,316,279)	(992,092)
NET CASH USED IN FINANCING ACTIVITIES	(1,316,279)	(992,092)
NET INCREASE (DECREASE) IN CASH	(6)	189
Cash, beginning of year	8,333	8,144
CASH, END OF YEAR	$ 8,327	$ 8,333

SUPPLEMENTAL DISCLOSURES
None

See notes to financial statements.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

McLean Securities, LLC (the Company) is a registered FINRA broker-dealer that provides investment banking services in connection with its affiliate, The McLean Group, LLC (the Group). The Company does not have custody of client accounts. The Company's registration as a broker-dealer with the Securities and Exchange Commission became effective on October 27, 2000.

Effective October 1, 2009, the members of the Company agreed to contribute their equity ownership to the Group, thus making the Company a wholly owned subsidiary of the Group. The Company will continue to operate as a FINRA broker-dealer and as a separate legal entity with a separate accounting ledger in order to satisfy FINRA requirements.

The Company uses accrual basis accounting for financial statement purposes and cash basis for income tax reporting. Securities transactions and related commissions revenue and expenses are accrued on a settlement date basis. All customers' trades are cleared through unrelated entities acting as clearing houses.

The Company qualifies under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

The Company maintains cash in a bank deposit account that, at times, may exceed federally insured limits. The Company has not experienced any losses in the account. Management believes the Company is not exposed to any significant risk related to cash.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned are carried at fair market value as allowed by FINRA regulations, and unrealized gains or losses are reflected in income. No securities were held at December 31, 2009 and 2008.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Effective September 15, 2009, the Company adopted FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 168 establishes the FASB Accounting Standards Codification (ASC) as the sole source of authoritative accounting principles recognized by the FASB to be applied by non-public entities in the preparation of financial statements in conformity with GAAP (the GAAP hierarchy).

NOTE B - INCOME TAXES

The Company is a limited liability company, which is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes on income recognized, since these taxes are the responsibility of the members. As of October 1, 2009, the Company is considered a disregarded entity for income tax reporting purposes. Accordingly, the revenue and expenses from that date will be reported by the Group, its parent company, which is also a limited liability company taxed as a partnership.

Under the provisions of Statement of Financial Accounting Standards ASC Topic 740, *Income Taxes*, companies are required to disclose unrecognized tax benefits. The Company and the Group operate as Limited Liability Companies (LLCs) and are not subject to income taxes; thus the provisions of Statement of Financial Accounting Standards ASC Topic 740, *Income Taxes*, do not apply.

NOTE C - RELATED PARTY TRANSACTIONS

The Company has an agreement with the Group, a related limited liability company, that the Group will pay all operating and non-operating expenses in connection with the conduct of the affiliates' businesses, except fee-sharing disbursements, which the broker-dealer is required to pay. This agreement became effective September 1, 2001, and the Group has fully indemnified the Company against any liability or responsibility for such expenses.

During 2009 and 2008, capital transfers made to the Group totaled $1,316, 279 and $992,092.

During 2009 and 2008, consulting fees (guaranteed payments) paid to members totaled $297,495 and $33,670.

During 2009, referral fees of $113,200 were paid to McLean Valuation Services Group, LLC, a related limited liability company.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater. The Company's aggregate indebtedness to net capital ratio was 0 to 1. As of December 31, 2009, the Company had net capital as defined of $8,327, which was $3,327 in excess of its required net capital of $5,000.

NOTE E - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE F - FAIR VALUE MEASUREMENTS

During the year ended December 31, 2009, the Company adopted the provisions of ASC 820-10, *Fair Value Measurements and Disclosures*. ASC 820-10 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The statement allows the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

Under ASC 820-10, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2009 does not differ materially from the aggregate carrying values recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE G - SUBSEQUENT EVENTS

Effective June 15, 2009, the Company adopted ASC Topic 855, *Subsequent Events*. ASC Topic 855 establishes general standards of accounting for and disclosure of events that occur after the statement of financial condition date but before financial statements are issued or are available to be issued. ASC Topic 855 defines the period after the statement of financial condition date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure, the circumstance under which an organization shall recognize events occurring after the statement of financial condition date and the disclosures that an organization shall make about those events or transactions. ASC Topic 855 defines two types of subsequent events. The first type consists of events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition. The second type consists of events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after such date.

The Company has evaluated subsequent events through February 19, 2010, the date that financial statements were available to be issued.

OTHER FINANCIAL INFORMATION

MCLEAN SECURITIES, LLC

MCLEAN, VIRGINIA

December 31, 2009 and 2008

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Other Financial Information
Required by SEC Rule 17a-5

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying financial statements of McLean Securities, LLC as of and for the years ended December 31, 2009 and 2008, and have issued our report thereon dated February 19, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cocke, Szpanka & Taylor, CPAs, PC

February 19, 2010

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

COMPUTATION OF NET CAPITAL

MCLEAN SECURITIES, LLC

December 31, 2009

Total members' equity		$ 8,327
Deduct: Non-allowable assets		0
Add: Liabilities subordinated to claims of general creditors		0
	NET CAPITAL	$ 8,327

See auditor's report on other financial information.

NET CAPITAL RECONCILIATION

MCLEAN SECURITIES, LLC

December 31, 2009

In accordance with Rule 17A-5(d)(4), we are reporting the following differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by McLean Securities, LLC for the year ended December 31, 2009.

DIFFERENCES WITH FOCUS REPORT	$ 0

See auditor's report on other financial information.

COCKE, SZPANKA & TAYLOR, CPAs, PC

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Members
McLean Securities, LLC
McLean, Virginia

In planning and performing our audit of the financial statements of McLean Securities, LLC (the Company) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cocke, Szpanka & Taylor, CPAs, PC

February 19, 2010

COCKE, SZPANKA & TAYLOR, CPAs, PC

CERTIFIED PUBLIC ACCOUNTANTS

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3

MCLEAN SECURITIES, LLC

December 31, 2009

The Company qualifies under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

See auditor's report on other financial information.

Audited Financial Statements
and Other Information

McLEAN SECURITIES

McLean, Virginia

December 31, 2009 and 2008

COCKE, SZPANKA & TAYLOR, CPAs, PC

CERTIFIED PUBLIC ACCOUNTANTS